UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 1-13368

POSCO HOLDINGS INC.

(Translation of registrant’s name into English)

POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea, 06194

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

POSCO HOLDINGS INC. is furnishing under cover of Form 6-K:

Exhibit	99.1: An English-language translated documents with respect to Notice of the 55th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO HOLDINGS INC.
(Registrant)

Date: February 21, 2023	By	/s/ Han, Young-Ah
(Signature)
Name: Han, Young-Ah
Title: Senior Vice President

Exhibit 99.1

To Shareholders

Notice of the 55th Ordinary General Meeting of Shareholders

We hereby notify you that the 55th Ordinary General Meeting of Shareholders will be held pursuant to Article 362 of the Korean Commercial Act and Article 19 of the Company’s Articles of Incorporation as follows.

1. Date: March 17, 2023 at 9:00 am (KST)

2. Place: Art Hall, 4F West Wing, POSCO Center, 440 Teheran-ro, Gangnam-gu, Seoul, Korea

3. List of Agenda Items

● Agenda 1 :	Approval of Financial Statements for the 55th FY
(From January 1, 2022 to December 31, 2022)
(Year-end dividend per share : KRW 2,000)

•	Consolidated Financial Statements: See Appendix 1

•	Separate Financial Statements: See Appendix 2

The audit report from the independent auditors of 55th FY Financial Statements, based on K-IFRS standards, will be uploaded at POSCO HOLDINGS INC.’s website (http://www.posco-inc.com) on March 9, 2023.

● Agenda 2: Partial Amendments of the Articles of Incorporation

[Description of the Proposal]

Pursuant to Article 433 of the Korean Commercial Act and Article 24 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders to approve partial amendments of the Articles of Incorporation.

Existing Article	Amendment	Purpose of Change

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Seoul, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Article 3. Location of the Head Office and Branch Offices

The head office of the Company shall be located at Pohang, Gyeongsangbuk-do, the Republic of Korea (“Korea”). Branch offices may be established elsewhere by resolution of the Board of Directors of the Company.

Revised upon change of the location of the Head Office
Article 19. Convening of General Meeting of Shareholders (3) General Meeting of Shareholders shall be held at location of the Company’s head office but also may be held at a nearby place if necessary.

Article 19. Convening of General Meeting of Shareholders

(3) General Meeting of Shareholders shall be held at the location of the Company’s head office or in Seoul but also may be held at a nearby place if necessary.

Article 25. Exercise of Voting Right in Writing

(1) Any shareholder is entitled to exercise its voting rights at a General Meeting of Shareholders in writing without being present at such General Meeting of Shareholders.

(2) In connection with Paragraph (1) above, the Company shall attach the document necessary for the shareholder’s exercise of its voting rights in writing and any reference documents to the written notice for convening a General Meeting of Shareholders.

(3) A shareholder, who intends to exercise its voting rights in writing, shall fill in the document referred to in Paragraph (2) above and submit such document to the Company one (1) day prior to the date of the relevant General Meeting of Shareholders.

	Article 25. Delete	Revised due to successful settlement of electronic voting system and in order to promote environmental protection by reducing paper mails*

Article 56. Dividends

(3) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June and September. The dividends should be paid within 20 days from the resolution above.

(4) Dividends referred to in Paragraphs (1) and (3) shall be paid to the shareholders and registered pledgees whose names appear in the shareholders’ register of the Company as of the last day of each fiscal year or the record date for the distribution of quarterly dividends.

Article 56. Dividends

(3) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date determined by the resolution of the Board of Directors. In case the Company sets forth the record date for dividends, the Company shall post a public notice at least two (2) weeks prior to the record date.

(4) Delete

Revised upon change of the record date for year-end dividends
–

Article 56-2. Quarterly Dividends

(1) The Company may pay quarterly dividends in cash by a resolution of the Board of Directors each fiscal year. In such case, the record date for the distribution of quarterly dividends shall be the last day of March, June or September. The dividends shall be paid within 20 days from the resolution above.

(2) Dividends referred to in Paragraph (1) shall be paid to the shareholders or registered pledgees whose names appear in the shareholders’ register of the Company as of the record date for the distribution of quarterly dividends.

–	ADDENDA (March 17, 2023) The amended Articles of Incorporation shall be effective as of the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 55th fiscal year; provided, however, that the amendments to Article 56, Paragraph (3) shall apply starting from the payment of annual dividends for the fiscal year 2023.	–

*

POSCO HOLDINGS has preemptively introduced electronic voting system in 2019, and 99.92% of the voting shares have been exercised by either proxy or electronic method at 54th ordinary general meeting of shareholders. In contrast to electronic voting system which has been successfully settled, the utilization rate of paper voting system has declined every year and hit 0.08% at the 54th ordinary general meeting of shareholders. Deleting Article 25 will enable the company to reduce paper mails sent to shareholders every year, leading to enhanced environmental protection and ESG management.

● Agenda 3: Election of Inside Directors

•	Number of Inside Directors to be Elected: 3 Directors

•	Candidates

	Date of Birth	Professional Experience		Term
Name/ Agenda	Recommended by	Period	Details

Jeong, Ki-Seop (3-1)	October 4, 1961	January 2023 ~ Present	CSO of Chief Strategy Office, President of POSCO HOLDINGS INC.	1 Year
		2020	Representative Director, President of POSCO Energy
		2018	Senior Executive Vice President, Head of Corporate Planning Division, POSCO Energy
		2017	Executive Vice President, Head of Domestic Business Management Office, POSCO
		2016	Senior Vice President, Head of Domestic Business Management Office, POSCO
	Board of Directors	2015	Senior Vice President, Finance Chief, POSCO
		2013	Senior Vice President, Head of Business Strategy Department, POSCO International
		2012	Senior Vice President, Head of Overseas Management Team, POSCO International

Yoo, Byeong-Og (3-2)	May 4, 1962	March 2022 ~ Present	Senior Executive Vice President (Inside Director), Head of Green Materials & Energy Business Team, POSCO HOLDINGS INC.	1 Year
		February 2022	Senior Executive Vice President, Head of Green Materials & Energy Business Team of Governance Enhancement TFO (TF Organization), POSCO
		2021	Senior Executive Vice President, Head of Industrial Gasses & Hydrogen Business Unit, POSCO
	Board of Directors	2019	Senior Executive Vice President, Head of Purchasing and Investment Division, POSCO
		2017	Executive Vice President, Head of Corporate Strategy Department, POSCO
		2016	Senior Vice President, Head of Raw Materials Department, POSCO
		2015	Senior Vice President, Head of Stainless Steel Raw Materials Department and Raw Materials Department II, POSCO

Kim, Ji-Yong (3-3)	March, 14, 1962	January 2023 ~ Present	Senior Executive Vice President, Head of New Experience of Technology Hub, POSCO HOLDINGS INC.	1 Year
		2022	Senior Executive Vice President (Inside Director), Head of Safety Health Environment(SHE) Division, POSCO
		2021	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
		2018	Executive Vice President, President of PT.KP (Krakatau-POSCO), Representative President of PT—P-Indonesia Inti * Senior Executive Vice President (from Feb. 2018 onward)
	Board of Directors	April 2015	Executive Vice President, Representative President of PT-P-Indonesia Inti
		February 2015	Executive Vice President, Head of PT-P-Indonesia Inti Launch TF Team
		2014	Executive Vice President, Head of Steel Solutions Centre, POSCO
		2010	Senior Vice President, Head of Advanced Materials Department, POSCO

*	All candidates have no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.

*	All candidates stated and signed that they do not have any legal issues to be qualified for inside directors.

•	Recommendation for candidates by the Board of Directors

Name/ Agenda	Grounds
Jeong, Ki-Seop (3-1)

The candidate possesses considerable knowledge in the Group’s overall business, including POSCO, POSCO International and POSCO Energy and also has experiences in corporate restructuring. As Chief Strategy Officer, he is expected to play a role in managing crises and enhancing business competitiveness at the group level.

Yoo, Byeong-Og (3-2)

The candidate has deep insight and knowledge of the group with extensive experiences in production(steelmaking), raw materials purchase, corporate strategy, purchasing and investment, industrial gasses and hydrogen and etc. As Head of Green Materials & Energy Business Team, he is expected to play a leading role in the Group’s strategies in new growth areas such as hydrogen and battery materials.

Kim, Ji-Yong (3-3)

The candidate has experienced a wide range of operations and posts, including on-site operations (cold rolled products), sales (automotive steel), Head of Advanced Materials Department, Head of overseas operations, Head of steelworks and Head of Safety Health Environment(SHE) Division, which gives him a considerable depth of perspective. He is expected to contribute to POSCO Group’s effort to develop new growth technologies in capacity as Head of New Experience of Technology Hub.

● Agenda 4: Election of Non-Standing Director

•	Number of Non-Standing Director to be Elected: 1 Director

•	Candidate

	Date of Birth	Professional Experience		Term
Name	Recommended by	Period	Details

Kim, Hag-Dong	May 27, 1959	March 2022 ~ Present	Representative Director, Vice Chairman, POSCO	1 Year
		2022	Representative Director, Vice Chairman, Head of Steel Business Unit, POSCO
		2021	Representative Director, President, Head of Steel Business Unit, POSCO
	Board of Directors	2019	Senior Executive Vice President(Inside Director), Head of Steel Production & Technology Division, POSCO
		2017	Senior Executive Vice President, Head of Gwangyang Steelworks, POSCO
		2015	Senior Executive Vice President, Head of Pohang Steelworks, POSCO
		2013	Representative Director, Senior Executive Vice President, SNNC

*	The candidate has no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. in the past three years.

*	The candidate has stated and signed that he does not have any legal issues to be qualified for non-standing director.

•	Recommendation for the candidate by the Board of Directors

Name	Grounds
Kim, Hag-Dong

As Head of Steel Production & Technology Division and Steel Business Unit, the candidate has devoted himself for the competitiveness of steel production and stable operation of steel works.

As CEO and Vice Chairman of steel company which is a core business of the Group, he is expected to generate continued synergy between holding company and steel business subsidiary, POSCO.

● Agenda 5: Election of Outside Director

•	Number of Outside Directors to be Elected: 1 Director

•	Candidate

	Date of Birth	Professional Experience		Term
Name/ Agenda	Recommended by	Period	Details

Kim, Joon-Ki	May 13, 1965	2008 ~ Present May, 2022 ~ Present	Professor of Law, Yonsei University (Yonsei Law School) President, Korean Council for International Arbitration (KOCIA)	3 Years
		2021 ~ Present	Vice Chair, ICC Korea, International Arbitration Committee
		2018 ~ Present	Member, KCAB, International Arbitration Committee
		2013 ~ Present	Panel of Arbitrators, World Bank’s International Centre for Settlement of Investment Disputes
	Director Candidate Recommendation Committee	1998 ~ 2008	Professor, Graduate School of International Studies, Yonsei University
		2003 ~ 2007	Founding Executive Director, Hills Governance Center in Korea
		1995 ~ 1998	Professor of Law, Hongik University
		1992 ~ 1995	Attorney, Foley & Lardner, Washington, D.C

•	Candidates’ plan to fulfill duties as Outside Directors

Name	Working Plan
Kim, Joon-Ki

As an expert in international trade, international trade law and corporate governance improvement, I am currently working as a law professor at Yonsei Law School. With my wide range of experiences, expertise and global perspective in the areas of international arbitration, international investment and trade, and corporate governance improvement, I hope to contribute to the Board of Director’s decision-making process.

I have been active in various domestic and international agencies, including The Korean Commercial Arbitration Board, The Korean Council for International Arbitration, International Center for Settlement of Investment Disputes (ICSID), and the International Court of Arbitration of the International Chamber of Commerce (ICC).

In addition, I have actively been involved in endeavors for improvement of corporate governance and transparency in corporate management, including through my tenure as the first director of the Hills Governance Center, a research institute jointly founded by Yonsei University, the World Bank and the Center for Strategic and International Studies (CSIS).

I plan to perform constructive roles to improve the company’s international competitiveness in terms of internal and external governance, in part of which endeavor I will faithfully carry out my obligations as an outside director, transparently carry out my duties from an independent position, provide reasonable check-and-balance on the company’s operations as a legal expert, provide assessment on legal and regulatory risks, and contribute to improvement in investor relations activities.

•	Recommendation for the candidates by the Board of Directors

Name	Grounds
Kim, Joon-Ki

As a professor and expert in the areas of international trade, international trade law and corporate governance improvement possesses considerable legal expertise, he has been actively involved in a wide array of research and outside activities in the areas of international dispute resolution, trade and corporate governance, including through his tenure as arbitrator and presiding arbitrator at domestic and foreign international arbitrator boards, first director of the Hills Governance Center, etc.

As a legal academic and expert in legal practice with considerable experience and knowledge, he is expected to provide diverse insights into the Company’s management and operation of Board of Directors, while contributing profoundly to improving the Company’s international competitiveness in the area of corporate governance.

*	The candidate has no relation with the largest shareholder and no transactions with POSCO HOLDINGS INC. for the past three years.

*	The candidate stated and signed that he does not have any legal issues to be qualified for outside director.

● Agenda 6: Approval of the Ceiling Amount of Total Remuneration for Directors

☐	The ceiling amount (to be approved) of the total remuneration in the FY 2023:

KRW 10.0 billion

☐	The ceiling amount (approved) of the total remuneration in the FY 2022:

KRW 10.0 billion

POSCO HOLDINGS INC.

(Formerly, POSCO)

and Subsidiaries

Consolidated Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

Page

Independent Auditors’ Report	TBD

Consolidated Financial Statements

Consolidated Statements of Financial Position	3

Consolidated Statements of Comprehensive Income	5

Consolidated Statements of Changes in Equity	6

Consolidated Statements of Cash Flows	8

Notes to the Consolidated Financial Statements	TBD

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2022 and 2021

(in millions of Won)	Notes		December 31, 2022	December 31, 2021
Assets

Cash and cash equivalents	4,5,23	~~W~~	8,053,108	4,775,166
Trade accounts and notes receivable, net	6,17,23,29,37		9,769,553	10,061,982
Other receivables, net	7,23,37		2,112,697	2,104,610
Other short-term financial assets	8,23		10,909,920	13,447,717
Inventories	9		15,472,417	15,215,098
Current income tax assets	35		243,829	23,229
Assets held for sale	10		12,003	78,470
Other current assets	16		1,075,939	915,358

Total current assets			47,649,466	46,621,630

Long-term trade accounts and notes receivable, net	6,23		24,033	63,205
Other receivables, net	7,23,37		1,520,331	1,415,143
Other long-term financial assets	8,23		2,332,538	2,119,674
Investments in associates and joint ventures	11		4,996,551	4,514,647
Investment property, net	13		1,074,031	1,086,077
Property, plant and equipment, net	14,33		31,781,195	29,596,698
Intangible assets, net	15,33		4,838,451	4,166,309
Defined benefit assets, net	21		520,659	255,858
Deferred tax assets	35		3,502,152	1,433,766
Other non-current assets	16		167,374	198,607

Total non-current assets			50,757,315	44,849,984

Total assets		~~W~~	98,406,781	91,471,614

See accompanying notes to the consolidated financial statements

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(in millions of Won)	Notes		December 31, 2022	December 31, 2021
Liabilities

Trade accounts and notes payable	23,37	~~W~~	5,520,807	5,468,175
Short-term borrowings and current installments of long-term borrowings	4,17,23		11,915,994	8,830,067
Other payables	18,23		2,865,868	2,189,361
Other short-term financial liabilities	19,23,37		106,527	111,641
Current income tax liabilities	35		502,685	2,139,718
Liabilities directly associated with the assets held for sale			5	189
Provisions	20		515,988	399,984
Other current liabilities	22,29		1,760,316	1,944,488

Total current liabilities			23,188,190	21,083,623

Long-term trade accounts and notes payable	23,37		15	694
Long-term borrowings, excluding current installments	4,17,23		12,389,667	12,911,149
Other payables	18,23		790,402	679,009
Other long-term financial liabilities	19,23		87,052	23,996
Defined benefit liabilities, net	21		37,707	50,842
Deferred tax liabilities	35		2,924,552	1,271,775
Long-term provisions	20		579,918	589,092
Other non-current liabilities	22		151,877	56,491

Total non-current liabilities			16,961,190	15,583,048

Total liabilities			40,149,380	36,666,671

Equity

Share capital	24		482,403	482,403
Capital surplus	24		1,400,832	1,387,960
Hybrid bonds	25		—	199,384
Reserves	26		(443,990)	(666,985)
Treasury shares	27		(1,892,308)	(2,508,294)
Retained earnings			52,965,179	51,532,887

Equity attributable to owners of the controlling company			52,512,116	50,427,355
Non-controlling interests	25		5,745,285	4,377,588

Total equity			58,257,401	54,804,943

Total liabilities and equity		~~W~~	98,406,781	91,471,614

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(in millions of Won, except per share information)	Notes		2022	2021
Revenue	28,29,37	~~W~~	84,750,204	76,332,345
Cost of sales	29,31,34,37		(77,100,912)	(64,451,219)

Gross profit			7,649,292	11,881,126

Selling and administrative expenses	30,34
Reversal of (impairment loss) on trade accounts and notes receivable	23		(24,791)	(40,153)
Other administrative expenses	31		(2,479,966)	(2,209,809)
Selling expenses			(294,482)	(393,075)

Operating profit			4,850,053	9,238,089

Share of profit of equity-accounted investees, net	11		676,260	649,569

Finance income and costs	23,32
Finance income			4,834,011	2,730,110
Finance costs			(5,804,466)	(2,765,175)

Other non-operating income and expenses	33
Reversal of (impairment loss) on other receivables	23		(9,824)	12,975
Other non-operating income			592,017	577,997
Other non-operating expenses	34		(1,123,685)	(1,027,492)

Profit before income tax			4,014,366	9,416,073
Income tax expense	35		(453,882)	(2,220,183)

Profit			3,560,484	7,195,890

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	21		105,769	51,155
Net changes in fair value of equity investments at fair value through other comprehensive income	23		(10,076)	214,888
Items that are or may be reclassified subsequently to profit or loss:
Capital adjustment arising from investments in equity-accounted investees			133,134	165,106
Foreign currency translation differences			4,024	386,141
Gains or losses on valuation of derivatives	23		1,023	309

Other comprehensive income (loss), net of tax			233,874	817,599

Total comprehensive income		~~W~~	3,794,358	8,013,489

Profit attributable to:
Owners of the controlling company		~~W~~	3,144,087	6,617,239
Non-controlling interests			416,397	578,651

Profit		~~W~~	3,560,484	7,195,890

Total comprehensive income attributable to :
Owners of the controlling company		~~W~~	3,380,649	7,384,571
Non-controlling interests			413,709	628,918

Total comprehensive income		~~W~~	3,794,358	8,013,489

Earnings per share (in Won)	36
Basic earnings per share (in Won)			41,456	87,330
Diluted earnings per share (in Won)		~~W~~	39,126	85,377

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(in millions of Won)		Attributable to owners of the controlling company							Non- controlling interests	Total
		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2021	~~W~~	482,403	1,310,547	199,384	(1,380,918)	(2,391,523)	46,111,457	44,331,350	3,343,242	47,674,592
Comprehensive income:
Profit		—	—	—	—	—	6,617,239	6,617,239	578,651	7,195,890
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	44,405	44,405	6,749	51,154
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	160,343	—	—	160,343	4,764	165,107
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	205,924	—	8,948	214,872	16	214,888
Foreign currency translation differences, net of tax		—	—	—	347,469	—	—	347,469	38,672	386,141
Gains or losses on valuation of derivatives, net of tax		—	—	—	243	—	—	243	66	309

Total comprehensive income		—	—	—	713,979	—	6,670,592	7,384,571	628,918	8,013,489

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,565)	(342,565)	(62,230)	(404,795)
Interim dividends		—	—	—	—	—	(907,507)	(907,507)	—	(907,507)
Changes in subsidiaries		—	—	—	—	—	—	—	15,034	15,034
Changes in ownership interest in subsidiaries		—	83,547	—	—	—	—	83,547	459,917	543,464
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)	(7,254)	(16,454)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)	—	(116,771)
Others		—	(6,134)	—	(46)	—	10,110	3,930	(39)	3,891

Total transactions with owners of the controlling company		—	77,413	—	(46)	(116,771)	(1,249,162)	(1,288,566)	405,428	(883,138)

Balance as of December 31, 2021	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2022 and 2021

(in millions of Won)		Attributable to owners of the controlling company							Non- controlling interests	Total
		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Subtotal
Balance as of January 1, 2022	~~W~~	482,403	1,387,960	199,384	(666,985)	(2,508,294)	51,532,887	50,427,355	4,377,588	54,804,943
Comprehensive income:
Profit		—	—	—	—	—	3,144,087	3,144,087	416,397	3,560,484
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	67,167	67,167	38,602	105,769
Capital adjustment arising from investments in equity-accounted investees, net of tax		—	—	—	126,278	—	—	126,278	6,856	133,134
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	49,516	—	(59,576)	(10,060)	(16)	(10,076)
Foreign currency translation differences, net of tax		—	—	—	52,725	—	—	52,725	(48,701)	4,024
Gains or losses on valuation of derivatives, net of tax		—	—	—	452	—	—	452	571	1,023

Total comprehensive income		—	—	—	228,971	—	3,151,678	3,380,649	413,709	3,794,358

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,128)	(378,128)	(82,110)	(460,238)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)	—	(758,492)
Changes in subsidiaries		—	—	—	—	—	—	—	422,424	422,424
Changes in ownership interest in subsidiaries		—	(7,827)	—	—	—	—	(7,827)	425,871	418,044
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)	(15,007)	(16,494)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)	199,384	—
Disposal of treasury stock		—	9,491	—	—	48,512	—	58,003	—	58,003
Retirement of treasury stock		—	—	—	—	567,474	(583,485)	(16,011)	—	(16,011)
Share-based payment		—	12,115	—	—	—	—	12,115	—	12,115
Others		—	(907)	—	(5,976)	—	2,206	(4,677)	3,426	(1,251)

Total transactions with owners of the controlling company		—	12,872	(199,384)	(5,976)	615,986	(1,719,386)	(1,295,888)	953,988	(341,900)

Balance as of December 31, 2022	~~W~~	482,403	1,400,832	—	(443,990)	(1,892,308)	52,965,179	52,512,116	5,745,285	58,257,401

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes		2022	2021
Cash flows from operating activities
Profit		~~W~~	3,560,484	7,195,890
Adjustments for:
Depreciation			3,198,786	3,135,345
Amortization			487,989	444,100
Finance income			(1,943,660)	(1,270,044)
Finance costs			2,532,735	1,257,112
Income tax expense			453,883	2,220,183
Impairment loss on property, plant and equipment			213,183	311,520
Gain on disposal of property, plant and equipment			(18,502)	(12,016)
Loss on disposal of property, plant and equipment			111,082	95,720
Impairment loss on goodwill and other intangible assets			370,663	224,328
Gain on disposal of investments in subsidiaries, associates and joint ventures			(13,904)	(85,981)
Loss on disposal of investments in subsidiaries, associates and joint ventures			12,400	12,882
Share of profit of equity-accounted investees			(676,260)	(649,569)
Gain on disposal of assets held for sale			(55,262)	(60,208)
Expenses related to post-employment benefit			227,201	243,567
Impairment loss on trade and other receivables			34,617	27,178
Loss on valuation of inventories			259,678	78,783
Increase to provisions			317,069	159,592
Others, net			(209,179)	(37,287)

			5,302,519	6,095,205

Changes in operating assets and liabilities	39		(667,224)	(7,070,574)
Interest received			249,751	279,554
Interest paid			(560,766)	(433,794)
Dividends received			1,034,383	782,053
Income taxes paid			(2,773,599)	(588,969)

Net cash provided by operating activities		~~W~~	6,145,548	6,259,365

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC. (Formerly, POSCO) and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes		2022	2021
Cash flows from investing activities
Acquisitions of short-term financial instruments		~~W~~	(88,775,633)	(41,797,503)
Proceeds from disposal of short-term financial instruments			90,282,469	40,336,417
Increase in loans			(1,087,409)	(526,643)
Collection of loans			1,086,964	568,536
Acquisitions of securities			(728,039)	(300,807)
Proceeds from disposal of securities			496,375	273,935
Acquisitions of long-term financial instruments			(21,638)	(289,612)
Acquisitions of investment in subsidiaries, associates and joint ventures			(550,011)	(492,435)
Proceeds from disposal of investment in subsidiaries, associates and joint ventures			201,218	61,013
Acquisitions of investment property			(1,561)	(91,880)
Proceeds from disposal of investment property			23,401	3,809
Acquisitions of property, plant and equipment			(4,925,202)	(3,068,591)
Proceeds from disposal of property, plant and equipment			17,664	(11,117)
Acquisitions of intangible assets			(493,477)	(431,122)
Proceeds from disposal of intangible assets			7,746	9,485
Proceeds from disposal of assets held for sale			131,354	67,293
Collection of lease receivables			54,614	97,701
Payment for acquisition of business, net of cash acquired			—	5,472
Cash outflows due to business combinations			(901,223)	—
Cash inflow due to insurance money			236,344	—
Others, net			764,619	2,542

Net cash used in investing activities			(4,181,425)	(5,583,507)

Cash flows from financing activities	39
Proceeds from borrowings			4,553,747	4,358,955
Repayment of borrowings			(4,138,054)	(3,719,542)
Proceeds from (repayment of) short-term borrowings, net			1,764,569	(329,897)
Capital contribution from non-controlling interests			577,330	660,488
Payment of cash dividends			(1,218,405)	(1,310,920)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			(16,494)	(16,493)
Repayment of lease liabilities			(268,082)	(281,288)
Others, net			67,568	(13,198)

Net cash provided by financing activities			1,322,179	(768,666)

Effect of exchange rate fluctuation on cash held			(8,740)	112,950

Net increase in cash and cash equivalents			3,277,562	20,142
Cash and cash equivalents at beginning of the period	5,10		4,775,720	4,755,578

Cash and cash equivalents at end of the period	5,10	~~W~~	8,053,282	4,775,720

See accompanying notes to the consolidated financial statements.

POSCO HOLDINGS INC.

(Formerly, POSCO)

Separate Financial Statements

December 31, 2022 and 2021

(With Independent Auditors’ Report Thereon)

1

Page

Independent Auditors’ Report	TBD

Separate Financial Statements

Separate Statements of Financial Position	3

Separate Statements of Comprehensive Income	5

Separate Statements of Changes in Equity	6

Separate Statements of Cash Flows	7

Notes to the Separate Financial Statements	TBD

Independent Auditors’ Report on Internal Control over Financial Reporting	TBD

Report on the Operating Status of Internal Control over Financial Reporting	TBD

2

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Financial Position

As of December 31, 2022 and 2021

(in millions of Won)	Notes		December 31, 2022	December 31, 2021
Assets
Cash and cash equivalents	4,5,22	~~W~~	1,415,201	2,042,274
Trade accounts and notes receivable, net	6,22,36		128,991	6,017,508
Other receivables, net	7,22,36		40,288	545,341
Other short-term financial assets	8,22		2,515,375	9,605,522
Inventories	9,33		—	7,623,202
Assets held for sale	10		—	29,789
Current tax assets			203,263	—
Other current assets			5,172	55,244

Total current assets			4,308,290	25,918,880

Long-term trade accounts and notes receivable, net	6,22		—	5,675
Other receivables, net	7,22		209,057	274,253
Other long-term financial assets	8,22		1,062,530	1,326,565
Investments in subsidiaries, associates and joint ventures	11,32		45,187,628	16,002,640
Investment property, net	12		220,699	144,140
Property, plant and equipment, net	13,32		145,006	19,772,299
Intangible assets, net	14		15,902	551,410
Defined benefit assets, net	20		—	212,531
Other non-current assets	15		7	34,366

Total non-current assets			46,840,829	38,323,879

Total assets		~~W~~	51,149,119	64,242,759

See accompanying notes to the separate financial statements.

3

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Financial Position, Continued

As of December 31, 2022 and 2021

(in millions of Won)	Notes		December 31, 2022	December 31, 2021
Liabilities
Trade accounts and notes payable	22,36	~~W~~	—	2,453,068
Short-term borrowings and current installments of long-term borrowings	4,16,22,38		—	2,072,354
Other payables	17,22,36,38		64,597	1,267,459
Other short-term financial liabilities	18,22,38		5,815	13,755
Current income tax liabilities	34		—	1,832,078
Liabilities directly associated with the assets held for sale	10		—	185
Provisions	19		45,388	84,409
Other current liabilities	21		3,193	144,961

Total current liabilities			118,993	7,868,269

Long-term borrowings, excluding current installments	4,16,22,38		1,359,587	6,129,778
Other payables	17,22,38		—	399,144
Other long-term financial liabilities	18,22,38		3,668	21,991
Net defined benefit liability	20		3,761	—
Deferred tax liabilities	34		2,480,379	747,653
Long-term provisions	19		10,868	36,755
Other non-current liabilities	21		—	3,744

Total non-current liabilities			3,858,263	7,339,065

Total liabilities			3,977,256	15,207,334

Equity
Share capital	23		482,403	482,403
Capital surplus	23		1,360,894	1,339,289
Hybrid bonds	24		—	199,384
Reserves	25		(188,801)	(211,849)
Treasury shares	26		(1,892,308)	(2,508,294)
Retained earnings	27		47,409,675	49,734,492

Total equity			47,171,863	49,035,425

Total liabilities and equity		~~W~~	51,149,119	64,242,759

See accompanying notes to the separate financial statements.

4

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Comprehensive Income

For the years ended December 31, 2022 and 2021

(in millions of Won, except per share informations)	Notes		2022	2021
Revenue	28,36	~~W~~	8,589,819	39,920,201
Cost of sales	30		(6,463,246)	(32,136,439)

Gross profit			2,126,573	7,783,762
Selling and administrative expenses
Impairment loss on trade accounts and notes receivable			—	(10)
Other administrative expenses	29		(414,086)	(911,841)
Selling expenses	29		(37,594)	(222,311)

Operating profit			1,674,893	6,649,600

Finance income and costs
Finance income			392,984	1,694,175
Finance costs			(434,963)	(925,649)

Other non-operating income and expenses
Reversal of (impairment loss) on other receivables			(128)	(363)
Other non-operating income	32		33,699	227,008
Other non-operating expenses	32,33		(347,002)	(661,071)

Profit before income tax			1,319,483	6,983,700
Income tax expense	34		(1,787,335)	(1,802,473)

Profit			(467,852)	5,181,227

Other comprehensive income (loss)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	20		(75,271)	32,426
Net changes in fair value of equity investments at fair value through other comprehensive income	8,22,25		(37,054)	83,110

Total comprehensive income		~~W~~	(580,177)	5,296,763

Earnings per share (in Won)	35
Basic earnings per share (in Won)			(6,185)	68,360
Diluted earnings per share (in Won)		~~W~~	(6,649)	66,651

See accompanying notes to the separate financial statements.

5

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Changes in Equity

For the years ended December 31, 2022 and 2021

(in millions of Won)		Share capital	Capital surplus	Hybrid bonds	Reserves	Treasury shares	Retained earnings	Total
Balance as of January 1, 2021	~~W~~	482,403	1,339,289	199,384	(296,626)	(2,391,523)	45,781,777	45,114,704
Comprehensive income:
Profit		—	—	—	—	—	5,181,227	5,181,227
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	32,426	32,426
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	84,777	—	(1,667)	83,110
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(342,564)	(342,564)
Interim dividends		—	—	—	—	—	(907,507)	(907,507)
Interest of hybrid bonds		—	—	—	—	—	(9,200)	(9,200)
Acquisition of treasury shares		—	—	—	—	(116,771)	—	(116,771)

Balance as of December 31, 2021	~~W~~	482,403	1,339,289	199,384	(211,849)	(2,508,294)	49,734,492	49,035,425

Balance as of January 1, 2022	~~W~~	482,403	1,339,289	199,384	(211,848)	(2,508,295)	49,734,492	49,035,425
Comprehensive income:
Profit		—	—	—	—	—	(467,852)	(467,852)
Other comprehensive income (loss)
Remeasurements of defined benefit plans, net of tax		—	—	—	—	—	(75,271)	(75,271)
Net changes in fair value of equity investments at fair value through other comprehensive income, net of tax		—	—	—	23,047	—	(60,101)	(37,054)
Transactions with owners of the Company, recognized directly in equity:
Year-end dividends		—	—	—	—	—	(378,129)	(378,129)
Interim dividends		—	—	—	—	—	(758,492)	(758,492)
Interest of hybrid bonds		—	—	—	—	—	(1,487)	(1,487)
Disposal of treasury stock		—	9,491	—	—	48,513	—	58,004
Retirement of treasury stock		—	—	—	—	567,474	(583,485)	(16,011)
Variation due to split		—	—	(199,384)	—	—	—	(199,384)
Share-based payment		—	12,114	—	—	—	—	12,114

Balance as of December 31, 2022	~~W~~	482,403	1,360,894	—	(188,801)	(1,892,308)	47,409,675	47,171,863

See accompanying notes to the separate financial statements.

6

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Cash Flows

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes		2022	2021
Cash flows from operating activities
Profit		~~W~~	(467,852)	5,181,227
Adjustments for :
Expenses related to post-employment benefit			22,082	121,059
Depreciation			393,121	2,289,507
Amortization			17,180	107,465
Impairment loss on trade and other receivables			128	373
Finance income			(346,942)	(577,419)
Dividend income			(909,846)	(698,592)
Finance costs			369,038	514,904
Loss on valuation of inventories			1,722	4,854
Gain on disposal of property, plant and equipment			(5,464)	(30,359)
Loss on disposal of property, plant and equipment			20,211	111,955
Impairment loss on property, plant and equipment			3	228,171
Impairment loss on intangible assets			—	7,180
Gain on disposal of investments in subsidiaries, associates and joint venture			(13,933)	(56,121)
Loss on disposal of investments in subsidiaries, associates and joint venture			263,263	208,732
Gain on disposal of assets held for sale			(2,706)	(48,018)
Loss on disposal of assets held for sale			—	—
Impairment loss on assets held for sale			—	—
Gain on disposal of emission rights			—	—
Loss on disposal of emission rights			—	5,843
Increase to provisions			55,196	42,655
Income tax expense			1,787,335	1,802,473
Employee benefits			61,603	—
Others			4,531	16,436
Changes in operating assets and liabilities	38		(809,633)	(4,980,364)
Interest received			44,615	144,368
Interest paid			(50,424)	(180,743)
Dividends received			891,019	716,640
Income taxes paid			(2,054,487)	(151,888)

Net cash provided by operating activities		~~W~~	(730,240)	4,780,338

See accompanying notes to the separate financial statements.

7

POSCO HOLDINGS INC. (Formerly, POSCO)

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2022 and 2021

(in millions of Won)	Notes		2022	2021
Cash flows from investing activities
Decrease in deposits		~~W~~	450,017	2,464,819
Proceeds from disposal of short-term financial instruments			28,806,313	35,801,788
Proceeds from disposal of long-term financial instruments			5	6
Collection of short-term loans			1,416	7,430
Proceeds from disposal of debt security			151,100	150,070
Proceeds from disposal of long-term debt security			—	1,739
Proceeds from disposal of equity securities			166,359	14,066
Proceeds from disposal of other securities			49,960	6,049
Proceeds from disposal of derivatives			—	1,482
Proceeds from disposal of investments in subsidiaries, associates and joint ventures			836,607	3,896
Proceeds from disposal of intangible assets			—	727
Proceeds from disposal of assets held for sale			3,074	67,264
Proceeds from disposal of emission rights			—	5,503
Increase in deposits			(550,571)	(2,563,854)
Acquisition of short-term financial investments			(25,457,214)	(35,426,439)
Acquisition of long-term financial investments			—	(272,824)
Payment of long-term loans			(3,618)	(196,101)
Acquisition of debt securities			(50,000)	(150,033)
Acquisition of equity securities			—	—
Acquisition of other securities			(104,197)	(44,867)
Acquisition of investment in subsidiaries, associates and joint ventures			(1,074,151)	(1,206,424)
Acquisition of property, plant and equipment			(359,294)	(1,968,289)
Payment for disposal of property, plant and equipment			(14,447)	(59,806)
Acquisition of intangible assets			(10,430)	(49,478)
Variation due to split			(1,910,211)	—

Net cash used in investing activities		~~W~~	930,718	(3,413,276)

Cash flows from financing activities	38
Proceeds from borrowings			537,165	5,553,432
Increase in long-term financial liabilities			15,515	1,396
Proceeds from disposals of derivatives			—	—
Receipt of government grants			—	431
Repayment of borrowings			(232,977)	(5,272,719)
Decrease in long-term financial liabilities			(279)	(1,318)
Repayment of lease liabilities			(7,493)	(46,756)
Proceeds from disposal of derivatives			(7,102)	(9,103)
Payment of cash dividends			(1,136,298)	(1,248,689)
Acquisition of treasury shares			—	(116,771)
Payment of interest of hybrid bonds			—	(9,200)

Net cash provided by financing activities		~~W~~	(831,469)	(1,149,297)

Effect of exchange rate fluctuation on cash held			3,918	1,849
Net increase in cash and cash equivalents			(627,073)	219,614
Cash and cash equivalents at beginning of the period	5		2,042,274	1,822,660

Cash and cash equivalents at end of the period	5	~~W~~	1,415,201	2,042,274

See accompanying notes to the separate financial statements

8